FIRST ALLIED SECURITIES, INC.
(SEC I.D. No. 8-46167)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER	
8-46167	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Allied Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 West Broadway, 12th Floor

(No. and Street)

San Diego   CA   92101
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Bretado   (310) 257-7695
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

555 W 5th Street, #2700	Los Angeles	California	90013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jim Bretado, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to First Allied Securities, Inc. (the "Company") as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



MAXINE SIMMS
Notary Public - California
Los Angeles County
Commission # 2168183
My Comm Expires Oct 30 2020

_____ 3/15/18
Signature   Date

_____
Title   Business Finance Officer / FinOp

_____
Notary Public

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Operations
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Statement of Financial Condition
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 13 to financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 13 to financial statements)
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required)
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_

On _3/5/18_ before me, _Maxine Simms, Notary_ ,

      Date   *Here Insert Name and Title of the Officer*

personally appeared _Jim Bretado_

                                        Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



MAXINE SIMMS
Notary Public - California
Los Angeles County
Commission # 2168183
My Comm. Expires Oct 30, 2020

Signature _Maxine Simms_

                         Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _Oath / affirmation_ Document Date: _3/15/18_

Number of Pages: _____ Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer — Title(s): _____	☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5907



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Allied Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Allied Securities, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 15, 2018

We have served as the Company's auditor since 2016.

FIRST ALLIED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	18,268,286
Commissions receivable		8,169,668
Receivable from clearing broker		1,964,565
Other receivables		3,732,731
Advisor notes receivable, net of allowance of $1,680,742		6,635,191
Intangible assets, net of accumulated amortization of $2,348,442		1,478,068
Other assets		1,021,039
Total assets	$	41,269,548

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	13,364,279
Accrued expenses and accounts payable		1,299,505
Due to affiliated - net		1,371,778
Accrued compensation		1,801,096
Other liabilities		3,833,496
Total liabilities		21,670,154

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value; authorized 1,500,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		48,418,045
Accumulated deficit		(28,818,652)
Total stockholder's equity		19,599,394
Total liabilities and stockholder's equity	$	41,269,548

The accompanying notes are an integral part of this financial statement.

FIRST ALLIED SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

First Allied Securities, Inc. (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of FAS Holdings, Inc. ("FASH") which is a wholly owned subsidiary of First Allied Holding, Inc. ("FAHI"). FAHI is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). To conform financial information to certain company-wide and industry standards, the Company has reclassified amounts in the statement of financial condition that differ from the prior year presentation related to receivables related to unsettled trades from receivable from clearing broker to other receivables, state tax receivables from other receivables to other assets, and commission chargebacks from accrued expenses and accounts payable to other liabilities in the current year presentation.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Commissions Receivable and Payable

Commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

Advisor Notes Receivable

The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluation against actual trends experienced.

Securities Owned

Securities owned are recorded on a settlement date basis, which is not materially different than trade date, and are stated at fair value. As of December 31, 2017, securities owned of $31,506 are included in other assets. See Note 4 for more information.

Intangible Assets

The Company's intangible assets consist of financial advisor relationships ("FAR"). The assets are amortized over remaining useful lives ranging from seven to eight years. Useful lives are determined based on the estimated cash flows and other benefits associated with the use or disposition of the underlying asset or relationship. Impairment testing of intangibles is performed at the individual asset level. Impairment exists when the carrying amount of an intangible asset is not recoverable and exceeds its fair value. An impairment loss is defined as the amount by which the carrying amount of the asset exceeds its fair value. If an impairment loss exists, the carrying amount of the intangible asset is adjusted to a new cost basis. Intangible assets are evaluated for impairment at least annually on October 31st or more frequently if circumstances indicate that impairment may exist. The Company concluded that intangibles were not impaired at December 31, 2017.

Other Assets

As of December 31, 2017, other assets primarily consisted of property and equipment (see Note 6) and financial advisor commission advances (see Note 5). Also included in other assets are prepaid expenses and unamortized transition allowances provided to the Company's advisors. The allowances are typically amortized over the customer useful life of 4 years.

Income Taxes

The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statements using the separate return method.

As of December 31, 2017, the Company determined that it had no uncertain tax positions that affected its financial position and will continue to evaluate for uncertain tax positions in the future. See Note 7 for more information.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is currently evaluating the impact of this ASU on its financial statements and related disclosures.

NOTE 3 - PRIOR PERIOD RESTATEMENT

The January 1, 2017 opening balance of accumulated deficit and total stockholder's equity within the Statement of Changes in Stockholder's Equity was restated to reflect the correction of errors identified subsequent to the issuance of the December 31, 2016 statement of financial condition. The errors related to certain loans made to advisors who subsequently terminated. The loans were originally issued by Cetera Financial Group ("CFG") but were transferred to FASI when the advisors terminated to facilitate the collection process. The loans should have remained on the books of CFG. This error was not material to the previously issued statement of financial condition and therefore does not require a reissuance of the prior statement of financial condition and related audit opinion.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2017, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 10,471,389	$ -	$ -	$ 10,471,389
Securities owned - recorded in other assets:				
Equity securities	9,678	-	-	9,678
Mutual funds	-	21,828	-	21,828
Total securities owned	9,678	21,828	-	31,506
Total	$ 10,481,067	$ 21,828	$ -	$ 10,502,895

NOTE 5 - ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable, comprised of forgivable and payback loans as of December 31, 2017 totaled $6,558,140 (net of allowance of $1,569,338) and $77,051 (net of allowance of $111,404).

The Company periodically extends credit to financial advisors in the form of commission advances. Management maintains an allowance for doubtful amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Included in other assets, outstanding advances due from advisors, net of allowance of $625,509, was $239,253 at December 31, 2017.

NOTE 6 - PROPERTY AND EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and computer hardware and software are depreciated using the straight-line method over their estimated useful lives of 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Property and equipment consisted of the following at December 31, 2017:

Computer systems and software	$	335,093
Equipment and furniture		423,378
Leasehold improvements		202,949
Total property and equipment		961,420
Less: Accumulated depreciation and amortization		(796,061)
Total property and equipment, net	$	165,359

NOTE 7 - INCOME TAXES

Deferred income tax expense (benefit) results from differences between assets and liabilities measured for financial reporting purposes versus income tax return purposes. Deferred income taxes are recognized if, in the Company's judgment, their realizability is determined to be more likely than not. If a deferred tax asset is determined to be unrealizable, the Company records a valuation allowance.

The Company assesses the available positive and negative evidence to estimate whether sufficient taxable income will be generated to permit use of existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the prior three year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

Based on the Company's evaluation, as of December 31, 2017, a valuation allowance of $7,057,208 has been recorded to recognize the portion of the net deferred tax asset that is more likely than not to be recognized. The amount of the net deferred tax asset considered unrealizable could, however, be adjusted if estimates of future taxable income during the carry forward periods are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The components of the deferred income taxes as of December 31, 2017 were as follows:

Deferred tax assets	
Net operating loss carryforward	$ 3,591,500
Goodwill	565,722
Bad debt	576,811
Accrued compensation liabilities	1,058,858
Legal reserve	959,386
Other	688,533
Total deferred tax assets	7,440,810
Deferred tax liabilities	
Intangible liabilities	(383,216)
Other	(386)
Total deferred tax liabilities	(383,602)
Net deferred tax asset	7,057,208
Valuation Allowance	(7,057,208)
Net deferred tax assets	$ -

As of December 31, 2017, the Company had U.S. federal and state net operating losses of $27.2 million, which will begin to expire in 2033.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, reducing the U.S. federal corporate tax rate from 35 percent to 21 percent.

Our accounting for the following elements of the Tax Act is complete.

Reduction of U.S. federal corporate tax rate: The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018. Consequently, we have recorded a decrease related to our net deferred tax asset of $3,534,993.

Valuation allowance: The Company has adjusted its valuation allowance for amounts affected by the Tax Act (e.g. tax rate change). Therefore, the Company has recorded a decrease to the valuation allowance of $3,534,993.

Under ASC 740, Income Taxes, a tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

The Company believes that, as of December 31, 2017, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2017.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2014. The Company's state income tax returns are open to audit under the statute of limitations for 2013 to 2016.

NOTE 8 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by CFG. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by CFG. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2017 and relied on CFG to cover all eligible employees. All benefits that were paid by CFG were charged back to the Company for reimbursement.

NOTE 9 - RELATED PARTY TRANSACTIONS

CFG allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. As of December 31, 2017, outstanding receivables to FAAS in connection with these services of $402,791 were included in other receivables. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of CFG. As of December 31, 2017, outstanding payables to CFG in connection with these services of $1,371,662 were included in the due to affiliate – net balance in the statement of financial condition.

CFG is also the maker on certain notes issued to the Company's advisors. Those notes typically require the payback of principal and interest to CFG over periods of three to four years. The issuance of these notes by CFG is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the attainment of certain production targets.

The Company's operating losses over the last few years and continued trends in the near future when viewed in conjunction with the Company's Net Capital balance at December 31, 2017 raises substantial doubt about its ability to continue as a going concern. The Company's ability to continue to meet its capital requirements is dependent on continued financial support from Aretec, FASH, or FAHI. Aretec, FASH, and FAHI have both the ability and intent to contribute the additional capital needed for the entity to operate as a going concern. The Company received a capital contribution of $6,000,000 during 2017 from FASH to further increase its operating and regulatory capital levels. The Company, FASH, and FAHI, and its subsidiaries operate with CFG as part of a network of broker/dealers and investment advisory firms to provide independent retail advice and access to both financial products and investments solutions under Aretec.

NOTE 10 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statement of operations. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no pending matters that are reasonably possible for which the Company has determined it is not capable of providing a reasonable estimate of the losses.

Clearing broker - Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, the Company complied with all such requirements.

Compensation and benefits - As of December 31, 2017, the Company had outstanding payables of $1,195,330 associated with severance agreements.

NOTE 12 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1.The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2017, the Company had net capital of $6,026,300, which was $5,776,300 in excess of required net capital of $250,000.

NOTE 13 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 14 - SUBSEQUENT EVENT

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the statement of financial condition.

* * * * * *